UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) 90.400.888/0001-42

Company Registry (“NIRE”) No. 35.300.332.067

EXCERPT OF THE MINUTES OF BOARD OF DIRECTORS MEETING HELD ON OCTOBER 27TH, 2015

On October 27th, 2015, at 9 a.m., at Banco Santander (Brasil) S.A. headquartes  and by videoconference, the Board of Directors have met, with the attendance of the totality of its members, to take resolutions on the following Agenda (…) II. BRGAAP and IFRS Consolidated Financial Statements of Santander on the 3Q15(approval); (…) In attention to item 2 the Board of Directors, unanimously, approved the Company Consolidated Interim Financial Statements regarding the 3rd quarter ended September 30th, 2015, prepared in accordance with the Brazilian accounting practices established by the Brazilian Corporations Law, the standards of the Brazilian National Monetary Council and the Brazilian Central Bank, the template for the Accounting Plan of National Financial System Institutions (COSIF), and other applicable laws and regulations, and the Consolidated Interim Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS) as provided by the International Accounting Standards Board (IASB). It was registered that (i) Deloitte Touche Tohmatsu Independent Auditors, independent auditors for the Company issued an  unqualified report to  aforesaid Consolidated Interim Financial Statements which approval was also recommended by the Audit Committee; and (ii) the Board authorized the management to take all necessary measures to disclose the documents approved herein, upon remittance to the Comissão de Valores Mobiliários – CVM, to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias&Futuros and to the Securities and Exchange Commission – SEC.

There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees.

São Paulo, October 27th, 2015. Mr. Sergio Agapito Lires Rial – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina – Vice-Chairman of the Board of Directors; Messrs. Conrado Engel, José de Paiva Ferreira, José Antonio Alvarez Alvarez and José Maria Nus Badía - Directors; Mr. Álvaro Antônio Cardoso de Souza and Celso Clemente Giacometti and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli - Independent Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

This is a free translation of the excerpt produced in Portuguese.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 27, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer